Exhibit A

Airtel Contracts Ceragon for E-band and Multi-band Vendor Agnostic
Solutions for 5G Network Roll-out

New Delhi, India and Rosh Ha’ain, Israel, October 11, 2022 – Bharti Airtel (“Airtel”), India’s leading telecommunications services provider has contracted Ceragon Networks Ltd. (NASDAQ: CRNT) for wireless multiband radio solutions. Ceragon is a global innovator and a leading solutions provider of 5G wireless transport.

Ceragon’s unique IP-50E and multi-band vendor agnostic technology will provide enormous capacity enhancement to Airtel’s existing network thereby ensuring a seamless experience for customers on Airtel network. Ceragon and Airtel have successfully conducted real-world tests in multiple cities that have yielded fantastic results and drove initial orders placement by Bharti.

Randeep Sekhon, Airtel’s Group CTO, commented, “Ceragon has been a long-standing partner for Airtel and we are happy to expand this association where Ceragon will now provide us with the e-band and multi-band vendor agnostic radio solutions.  With Ceragon’s cutting edge technology and Airtel’s ubiquitous network we are certainly poised to offer a differential 5G experience to our customers.”

Doron Arazi, Ceragon CEO, commented, “For more than a decade and a half Ceragon and Airtel have worked together to provide the Indian market uncompromised connectivity. The scale and scope of this next phase of our collaboration marks a significant leap forward. The introduction of high-capacity low latency 5G into India will open countless opportunities for business growth and will play a vital role in enabling Airtel’s Content Delivery Network (CDN). Ceragon’s field test proven IP-50E with its unique multi-band vendor agnostic capability will provide the foundation for Airtel’s ultra-high capacity 5G transport network.”

About Bharti Airtel Limited

Headquartered in India, Airtel is a global communications solutions provider with over 490 Mn customers in 17 countries across South Asia and Africa. The company ranks among the top three mobile operators globally and its networks cover over two billion people. Airtel is India’s largest integrated communications solutions provider and the second largest mobile operator in Africa. Airtel’s retail portfolio includes high-speed 4G/5G mobile broadband, Airtel Xstream Fiber that promises speeds up to 1 Gbps with convergence across linear and on-demand entertainment, streaming services spanning music and video, digital payments and financial services. For enterprise customers, Airtel offers a gamut of solutions that includes secure connectivity, cloud and data centre services, cyber security, IoT, Ad Tech and cloud-based communication. For more details visit  www.airtel.com

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management about Ceragon's business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon's future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, any ongoing actions taken and future actions that may be taken by Aviat Networks Inc. or other stockholders or others; the continuing impact of the components shortage due to the global shortage in semiconductors, chipsets, components and other commodities, on our supply chain, manufacturing capacity and ability to timely deliver our products, which have caused, and could continue to cause delays in deliveries of our products and in the deployment of projects by our customers, risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration of such inventory, and the risk of becoming a deadstock if not consumed; the continued effect of the global increase in shipping costs and decrease in shipping slots availability on us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the impact of the transition to 5G technologies on our revenues if such transition is developed differently than we anticipated; the risks relating to the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their relative effect on the overall ordering coupled with inconsistent ordering pattern and volume of business directed to us, creates high volatility with respect to our financial results and results of operations; the effect of the competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products; the continued effect of the COVID-19 pandemic on the global economy and markets and on us and on the markets in which we operate and our and our customers, providers, business partners and contractors business and operations; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business; risks associated with any failure to meet our product development timetable, including delay in the commercialization of our new chipset; imposition of additional sanctions and global trade limitations in connection with Russia's invasion to Ukraine, the effects of general economic conditions and trends on the global and local markets in which we operate and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon's most recent Annual Report on Form 20-F and in Ceragon's other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon's public filings are available on the Securities and Exchange Commission's website at www.sec.gov and may also be obtained from Ceragon's website at www.ceragon.com.

Ceragon Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com